Exhibit 99.1

Stellantis Plans to Take Majority Share in Joint Venture with GAC in China

•Change possible thanks to new regulatory framework allowing additional foreign investment in existing JVs, starting from January 2022

•Stellantis and GAC Group will continue cooperating to develop the Jeep® Brand’s successful business potential in China

•First key step to rationalize China operations, as part of the Company’s strategic plan to be announced on March 1

AMSTERDAM, January 27, 2022 - Stellantis N.V. today announced the plan to increase its shareholding in GAC-Stellantis from 50% to 75%. The announcement is a key element of Stellantis’ plan to set a new basis for its business in China. GAC Group and Stellantis have agreed to collaboratively complete the relevant formalities of the deal, which remains subject to the approval of the Chinese government.

GAC-Stellantis is a joint venture formed between China Guangzhou Automobile Group Co., Ltd. (GAC Group) and Stellantis in March 2010.

In September 2021, Stellantis announced that it would create a simplified operating organization “Stellantis Jeep” to develop the brand in China. The JV is now fit to support the efficiency of this integrated “One Jeep” strategy in China, focused on the Changsha manufacturing plant, which is currently preparing to launch the Compass model. GAC Group and Stellantis will continue collaborating closely with each other to grow the brand’s profitable business in China.

Additional details on Stellantis’ plan for the Chinese market will be announced within the global strategic plan on March 1, 2022.

About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
Pierre-Olivier SALMON +33 6 76 86 45 48 - pierreolivier.salmon@stellantis.com
Chao WANG - chao.wang@stellantis.com
communications@stellantis.com
www.stellantis.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; Stellantis’ ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute Stellantis’ business plans and improve its businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and Stellantis disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning Stellantis and its businesses, including factors that could materially affect Stellantis’ financial results, is included in Stellantis’ reports and filings with the U.S. Securities and Exchange Commission and AFM.